Gaotu TECHEDU INC.

5F, Gientech Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

September 19, 2023

VIA EDGAR

Mr. Joel Parker

Mr. Scott Stringer

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Gaotu Techedu Inc. (the “Company”)

Report of Foreign Issuer on Form 6-K Filed February 28, 2023

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Response Dated July 13, 2023

File No. 001-38923

Dear Mr. Parker, Mr. Stringer and Ms. Wirth:

The Company has received the letter dated September 13, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 6-K filed with the Commission on February 28, 2023 (the “Form 6-K”), the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on July 13, 2023. The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address the Staff’s comments. The Company will provide its response to the letter as soon as possible, in any event no later than October 12, 2023.

If you have any additional questions or comments regarding the Form 6-K or the 2022 Form 20-F, please contact the undersigned at shennan@gaotu.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

Gaotu Techedu Inc.

By: /s/ Nan Shen

Name: Nan Shen

Title: Chief Financial Officer

cc: Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP